United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D
Under the Securities and Exchange Act of 1934
(Amendment No.____)*

Advanta Corp
(Name of Issuer)

Class B, Common Stock, $ .01 par value
(Title of Class of Securities)

007942204
(CUSIP Number)

Howard Amster, 23811 Chagrin Blvd, Suite 200
Beachwood, OH 44122-5525   (216) 595-1047
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 7, 2000
(Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).














1    	Name of Reporting Person			Howard Amster

2	If a member of a group				a)  / /
								b) /X/

3	SEC Use only


4	Source of Funds					PF


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization	USA


Number of Shares		7	Sole Voting			363,944
Beneficially Owned
By Each Reporting
Person With			8	Shared Voting		385,702

				9	Sole Dispositive		363,944

				10	Shared Dispositive	385,702

11	Aggregate Amount Beneficially owned			642,150


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class Represented by amount in row (11) 3.74 %


14	Type of Reporting Person					IN





















1	Name of Reporting Person	Amster Trading Company


2	If a member of a group		a)  / /
						b) /X/


3	SEC Use only


4	Source of Funds			WC


5	Check if Disclosure of Legal Proceedings is Required


6	Citizen or Place of Organization	USA


Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting
Person With			8	Shared Voting		284,849

				9	Sole Dispositive

				10	Shared Dispositive	284,849

11	Aggregate Amount Beneficially owned			169,706

12	Check if Aggregate Amount (11) Excludes Certain shares


13	Percent of Class Represented by amount in row (11) .99 %


14	Type of Reporting Person					CO



















1	Name of Reporting Person	Amster Trading Company
						Charitable Remainder Unitrusts

2	If a member of a group		a)  / /
						b) /X/


3	SEC Use only


4	Source of Funds			AF


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		USA


Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting
Person With			8	Shared Voting		115,143

				9	Sole Dispositive

				10	Shared Dispositve		115,143

11	Aggregate Amount Beneficially owned			115,143


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class represented by amount in row (11) .67 %


14	Type of Reporting Person				OO



















1	Name of Reporting Person	Howard Amster & Tamra F. Gould
						Charitable Remainder Unitrust

2	If a member of a group		a)  	/ /
						b)	/X/

3	SEC Use only


4	Source of Funds			AF


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		USA


Number of shares		7	Sole Voting
Beneficially Owned
By Each Reporting
Person With			8	Shared Voting		31,653

				9	 Sole Dispositive

				10	Shared Dispositive	31,653

11	Aggregate Amount Beneficially owned			31,653


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class Represented by amount in row (11) .18 %


14	Type of Reporting Person				OO




















1	Name of Reporting Person	Howard M Amster Charitable
						Remainder Unitrust


2	If a member of a group		a)  / /
						b) /X/


3	SEC Use only


4	Source of Funds			AF


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization	USA


Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting
Person With			8	Shared Voting		18,300


				9	Sole Dispositive


				10	Shared Dispositive	18,300


11	Aggregate Amount Beneficially owned			18,300


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class Represented by amount in row (11) .1 %


14	Type of Reporting Person				OO
















1	Name of Reporting Person	Howard Amster & Tamra F. Gould
						as Tenants in Common

2	If a member of a group		a)	/ /
						b)	/X/

3	SEC Use only

4	Source of Funds			PF

5	Check if disclosure of Legal Proceedings is Required

6	Citizenship or Place of Organization		USA

Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting		8	Shared Voting		30,800
Person With
				9	Sole Dispositive

				10	Shared Dispositive	30,800

11	Aggregate Amount Beneficially owned			30,800

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)  .18 %

14	Type of Reporting Person				IN































1	Name of Reporting Person	Tamra F. Gould



2	If a member of a group		a)	 / /
						b)	/X/


3	SEC Use only


4	Source of Funds						PF


5	Check if disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		USA


Number of Shares		7	Sole Voting			35,089
Beneficially Owned
By Each Reporting
Person With			8	Shared Voting 		99,042

				9	Sole Dispositive		35,089

				10	Shared Dispositive	99,042

11	Aggregate Amount Beneficially owned			50,489


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class Represented by amount in row (11) .29%


14	Type of Reporting Person				IN





















1	Name of Reporting Person	Gould Trading Company

2	If a member of a group		a) 	/ /
						b) 	/X/

3	SEC Use only

4	Source of Funds			WC

5	Check if Disclosure of Legal Proceedings is Required

6	Citizenship or Place of Organization	USA

Number of shares		7	Sole Voting
Beneficially Owned
By Each Reporting
Person With			8	Shared Voting		36,589

				9	Sole Dispositive

				10	Shared Dispositive	36,589

11	Aggregate Amount Beneficially owned			36,589

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11) .21 %

14	Type of Reporting Person				CO



























1	Name of Reporting Person	Pleasant Lake Apts Corp


2	If a member of a group		a)  / /
						b)  /X/

3	SEC Use only


4	Source of Funds				WO


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		USA


Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting
Person With			8	Shared Voting		20,100

9 Sole Dispositive

				10	Shared Dispositive	20,100

11	Aggregate Amount Beneficially owned			20,100


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class Represented by amount in row (11) .12%


14	Type of Reporting Person				CO



















1	Name of Reporting Person	Pleasant Lake Apts
						Limited Partnership

2	If a member of a group		a)  / /
						b)  /X/

3	SEC Use only


4	Source of Funds						OO


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		USA


Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting
Person With			8	Shared Voting		20,100

				9	Sole Dispositive

				10	Shared Dispositive	20,100

11	Aggregate Amount Beneficially owned			20,100


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class Represented by amount in row (11) .12 %


14	Type of Reporting Person				PN




















1	Name of Reporting Person	Ramat Securities Ltd


2	If a member of a group		a)  / /
						b)  /X/

3	SEC Use only


4	Source of Funds					WC


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization	USA


Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting
Person With			8	Shared Voting		73,000

				9	Sole Dispositive

				10	Shared Dispositive	73,000


11	Aggregate Amount Beneficially owned			73,000


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class Represented by amount in row (11) .43 %


14	Type of Reporting Person				BD














Schedule 13D


Item 1		Security and Issuer

Advanta Corp  Class B, common stock, $.01 par value
CUSIP 007942204

Advanta Corp
Welsh and McKean Roads, P.O. Box 844
Spring House, PA 19477
(215) 647-4000

Item 2 	Identity and Background

Howard Amster and Tamra F. Gould are husband and wife. Each has independent assets and each disclaims any beneficial ownership in the other's assets.

Howard Amster is a 99% owner of Amster Trading Company and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares by Amster
Trading Company.

Tamra F. Gould is a 100% owner of Gould Trading Company and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Gould Trading Company.

Amster Trading Company Charitable Remainder Unitrusts has been 100% funded by Amster Trading Company. Because Amster Trading Company has the right to change the trustee of the trusts, it can be deemed to have the right to shared voting and dispositive power over any security owned by the trusts. While Amster Trading Company receives certain income distributions from the trusts, the assets owned by the trusts benefits charitable purposes. Amster Trading Company disclaims beneficial ownership of the securities owned by these trusts. William Costaras acts as sole trustee for the Amster Trading Company Charitable Remainder Unitrusts.
William Costaras disclaims beneficial ownership of the shares owned by such trusts and disclaims being a member of the group.

Howard Amster and Tamra F. Gould Charitable Remainder Unitrust has been 100% funded by Howard Amster. Because he has the right to change the trustee of this trust, he can be deemed to have the right to shared voting and dispositive power over any security owned by the trust. While Mr. Amster receives certain income distributions from the trust during his lifetime, the assets owned by the trust benefits charitable purposes. Both, Mr. Amster and Ms. Gould disclaim beneficial ownership of the securities owned by this trust. William Costaras acts as sole trustee for the Howard Amster and Tamra F. Gould
Charitable Remainder Unitrust. William Costaras disclaims beneficial ownership of the shares owned by such trust and disclaims being a member of the group.




Howard M. Amster Charitable Remainder Unitrust has been 100% funded by
Howard Amster. Because he has the right to change the trustee of this trust, he can be deemed to have the right to shared voting and dispositive power over any security owned by the trust. While Mr. Amster receives certain income distributions from the trust during his lifetime, the assets owned by the trust benefits charitable purposes. Mr. Amster disclaims beneficial ownership of the securities owned by this trust. William
Costaras acts as sole trustee for the Howard M. Amster Charitable
Remainder Unitrust. William Costaras disclaims beneficial ownership of the shares owned by such trust and disclaims being a member of the group.

a)	William Costaras as trustee for:
Amster Trading Company Charitable Remainder Unitrusts
	Howard Amster and Tamra F. Gould Charitable Remainder Unitrust Howard M. Amster Charitable Remainder Unitrust

b)	22674 Halburton Road, Beachwood, OH 44122-3971

c)	Present principal occupation-Registered Representative
	securities firm Ramat Securities Ltd, 23811 Chagrin Blvd #200, Beachwood, OH 44122-5525

d)	William Costaras has not been convicted in any criminal proceedings
	(excluding traffic violations or similar misdemeanors if any) within the last five years.

e)	William Costaras has not been a party to any civil proceedings
	of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

Howard Amster is a 100% owner of Pleasant Lake Apts Corp and as such can be deemed the beneficial owner of such entity and maybe deemed to have shared voting and dispositive power over shares owned by Pleasant Lake Apts Corp. Pleasant Lake Apts. Corp is the General Partner of Pleasant Lake Apts. Limited Partnership.

Howard Amster is an 83% owner of Ramat Securities Ltd. Howard Amster can be deemed to be a beneficial owner of any securities owned by Ramat Securities Ltd. Mr. Amster does not control the voting or dispositive power of any securities owned by Ramat Securities Ltd.
David Zlatin is a 17% owner of Ramat Securities Ltd. David Zlatin has sole voting and dispositive power of any securities owned by Ramat Securities Ltd. David Zlatin can by reason of his ownership in Ramat Securities Ltd can be deemed beneficial owner of any securities owned by Ramat Securities Ltd. David Zlatin can be deemed to be the beneficial owner of 11,514 shares. David Zlatin disclaims being a member of this group and therefore, such 11,514 shares are not included in this filing.

a)	David Zlatin

b)	23811 Chagrin Blvd,#200, Beachwood, OH 44122-5525


c)	Present principal occupation-Principal, Ramat Securities Ltd, securities firm- 23811 Chagrin Blvd #200, Beachwood, OH 44122-5525

d)	David Zlatin has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	David Zlatin has not been party to any civil proceedings of a judicial or administrataive body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

a)	Howard Amster

b)	25812 Fairmount Blvd, Beachwood, OH 44122-2214

c)	Present principal occupation- Principal, Ramat Securities Ltd, securities firm- 23811 Chagrin Blvd # 200 Beachwood, OH 44122-5525

d)	Howard Amster has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Howard Amster has not been party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

f)	USA

Amster Trading Company, 25812 Fairmount Blvd, Beachwood, OH 44122
Investments
d)	Neither the officers, directors, or shareholders of Amster Trading
Company have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors or shareholders of Amster Trading
Company have been a party to any civil proceedings of a judicial or administrative body of competent jurisdictions of the type described in
Item 2 of Schedule 13D within the last five years.

Amster Trading Company Charitable Remainder Unitrusts
22674 Halburton Road, Beachwood, OH 44122-3971
Charitable Remainder Unitrust
d)	Neither the trust or trustee of the Amster Trading Company
Charitable Remainder Unitrusts have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors if any) within the last five years.

e)	Neither the trust or the trustee of the Amster Trading Company
Charitable Remainder Unitrusts have been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.






Howard Amster & Tamra F. Gould Charitable Remainder Unitrust
22674 Halburton Road, Beachwood, OH 44122-3971
Charitable Remainder Unitrust
d)  	Neither the trust or trustee of the Howard Amster & Tamra F. Gould
Charitable Remainder Unitrust have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors if any) within the last five years.

e)  	Neither the trust or the trustee of the Howard Amster & Tamra F. Gould
Charitable Remainder Unitrust have been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

Howard M Amster Charitable Remainder Unitrust, 22674 Halburton Road, Beachwood, OH 44122-3971
Charitable Remainder Unitrust
d)  	Neither the trust or trustee of the Howard M Amster Charitable
Remainder Unitrust have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors if any) within the last five years.

e)  	Neither the trust or the trustee of the Howard M Amster Charitable
Remainder Unitrust have been a party to any civil proceedings of a jdicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

a)   	Tamra F. Gould

b)  	25812 Fairmound Blvd, Beachwood, OH 44122-2214

c)  	Present principal occupation- Securities Trader, Tamar Securities,
Broker Dealer, 23811 Chagrin Blvd # 200, Beachwood, OH 44122-5525

d)  	Tamra F. Gould has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors if any) within the last five years.

e)  	Tamra F. Gould has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

Gould Trading Company, 25812 Fairmount Blvd, Beachwood, OH 44122
Investments
d)   	Neither the officers, directors or shareholders of Gould Trading
Company have been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)   	Neither the officers, directors or shareholders of Gould Trading
Company have been a party to any civil proceedings of a judicial or administrative body of competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.




Pleasant Lake Apts. Corp, 25812 Fairmount Blvd, Beachwood, OH 44122
Investments
d) 	Neither the officers, directors or shareholders of Pleasant Lake
Apts. Corp have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e) 	Neither the officers, directors or shareholders of Pleasant Lake
Apts. Corp have been a party to any civil proceedings of a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

Pleasant Lake Apts. Limited Partnership, 7530 Lucerne Dr # 101
Middleburg Heights, OH 44130
Investments
d)	Neither the officers, directors or partners of Pleasant Lake
Apts Limited Partnership have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e) Neither the officers, directors or partners of Pleasant Lake
Apts. Limited Partnership have been a party to any civil proceedings of a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

Ramat Securities Ltd, 23811 Chagrin Blvd #200, Beachwood, OH 44122
Broker Dealer
d)	Neither the members or unitholders of Ramat Securities Ltd have been convicted in any criminal proceedings (excluding the traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the members or unitholders of Ramat Securities Ltd have been a party to any civil proceedings of a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

Item 3.	Source and Amount of Funds or Other Consideration

Howard Amster, in his personal and retirement accounts purchased all Advanta Corp Class B shares with personal funds without borrowing. The total consideration for the purchases is $ 3,540,423.70.

Amster Trading Company purchased all Advanta Corp Class B shares with working capital without borrowing. The total consideration for the purchases is $ 2,011,154.85.

Amster Trading Company Charitable Remainder Unitrusts purchased all Advanta Corp Class B shares with trust assets without borrowing. The total consideration for the purchases is $ 2,003,492.14.

Howard Amster and Tamra F. Gould Charitable Remainder
Unitrust purchased all Advanta Corp Class B shares with trust assets without borrowing. The total consideration for the purchases is $ 485,712.55.


Howard M Amster Charitable Remainder Unitrust purchased all Advanta Corp Class B shares with trust assets without borrowing. The total consideration for the purchases is $ 249,436.82.

Howard Amster and Tamra F. Gould as tenants in common purchased all Advanta Corp Class B shares with personal funds without borrowing. The total considerations for the purchases is $ 489,927.46.

Tamra F. Gould, in her personal and retirement accounts purchased all Advanta Corp Class B shares with personal funds without borrowing. The total consideration for the purchases is $ 286,109.17.

Gould Trading Company purchased all Advanta Corp Class B shares with working capital without borrowing. The total consideration for the purchases is $ 673,961.02.

Pleasant Lakes Apts Limited Partnership purchased all Advanta Corp class B shares with partnership funds without borrowing. The total consideration of the purchases is $234,377.25.


Ramat Securities Ltd purchased all Advanta Corp Class B shares with working capital without borrowing. The total consideration for the purchases is $ 538,109.78.

Item 4		Purpose of Transaction

Howard Amster, Amster Trading Company, Amster Trading Company Charitable Remainder Unitrusts, Howard Amster & Tamra F. Gould Charitable Remainder Unitrust, Howard M Amster Charitable Remainder Unitrust, Howard Amster and Tamra F. Gould as tenants in common, Tamra F. Gould, Gould Trading Company
Pleasant Lake Apts Limited Partnership and Ramat Securities Ltd., acquired their shares for purposes of investment.

There are no present plans or proposals by any of the purchasers of record or the beneficial owners as reported in this Schedule 13D which relate to or would result in the following:

a.  	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer provided, however, the reporting person might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances;

b.	An extraordinary corporate transaction, such as a merger,
reorganization or liquidation, involving the issuer or any of its subsidiaries;

c.	A sale or transfer or a material amount of assets of the issuer or any of its subsidiaries;

d.	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of the terms of directors or to fill any existing vacancies on the board;

e.	Any material change in the present capitalization or dividend policy of the issuer;

f.	Any other material in the issuer's business or corporate structure;

g.	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h.	Causing a class of securities of the issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)(b) The aggregate amount owned by the Reporting Persons is 894,324 shares or 5.20 % of the outstanding shares.

Howard Amster in his own name and individual retirement accounts owns 363,944 shares or 2.12 % of the outstanding shares.

Amster Trading Company owns 169,706 shares or .99 % of the outstanding shares.

Amster Trading Company Charitable Remainder Unitrusts owns
115,143 shares or 0.67 % of the outstanding shares.

Howard Amster & Tamra F. Gould Charitable Remainder Unitrust owns 31,653 or 0.18 % of the outstanding shares.

Howard M. Charitable Remainder Unitrust owns 18,300 or
0.1 % of the outstanding shares.

Howard Amster and Tamra F. Gould as tenant in common own
30,800 shares or .18 % of the outstanding shares.
Howard Amster disclaims ownership of 1/2 of these shares.
Tamra F. Gould disclaims ownership of 1/2 of these shares.

Tamra F. Gould in her own name and individual retirement accounts owns 35,089 shares or 0.2 % outstanding shares.

Gould Trading Company owns 36,589 or 0.21 % of the outstanding shares.

Pleasant Lake Apts Limited Partnership 20,100 shares or 0.12 % of the outstanding shares.

Ramat Securities Ltd owns 73,000 shares or
0.43 % of the outstanding shares.
David Zlatin is a 17% owner of Ramat Securities Ltd but disclaims being personally part of the group as described in Item 2.
 c)	Description of Transactions

All shares were purchased in the over the counter market as an open market transaction. ** Except where noted as a payment in kind income distribution from a remainder unitrust.

Identity			Date		Shares	Price		Executing Broker
Howard Amster/&		01/30/98	 9,133	29.1375	Everen Securities
his individual		02/11/98	    88	29.2763	Everen Securities
retirement 			02/12/98	 5,589	29.1375	Everen Securities
accounts			02/12/98	 5,000	29.1875	Everen Securities
				03/02/98	10,100	21.1975	Everen Securities
				06/03/98	10,000	18.9765	Everen Securities
				08/11/98	22,000	14.3607	Everen Securities
				08/12/98	10,000	14.6437	Everen Securities
				08/27/98	13,200	 9.3047	Everen Securities
				09/01/98	   800	10.25		Everen Securities
				11/18/98	35,000	 8.117	Everen Securities
				11/19/98	 3,400	 7.875	Everen Securities
				11/20/98	26,000	 8.0916	Everen Securities
				12/14/98	 4,700	 7.875 value**Payment in kind
				04/15/99	 9,000	 9.4255	Everen Securities
				01/28/00	 9,700	13.4111	First Union Sec
				01/31/00	 1,600	13.625	First Union Sec
				02/01/00	 8,000	13.5625	First Union Sec
				03/07/00	13,000	12.3077	First Union Sec
				06/30/00	   234	 8.59375 value**Payment in kind
				08/02/00	 8,400	 7.968	Bear Stearns
				10/10/00	10,000	 4.8518	Bear Stearns
				10/16/00	 7,000	 4.6875	Bear Stearns
				10/16/00	35,100	 4.5033	Bear Stearns
				10/17/00	18,400	 4,4406	Bear Stearns
				10/18/00	33,000	 4.3554	Bear Stearns
				10/19/00	 5,700	 4.51		Bear Stearns
				10/20/00	 6,700	 4.577	Bear Stearns
				11/03/00	 6,000	 7.3438	Bear Stearns
				11/07/00	14,600	 7.0764	Bear Stearns
				11/08/00	 6,500	 7.0913	Bear Stearns
				11/09/00	 5,000	 6.775	Bear Stearns
				11/10/00	 2,500	 6.725	Bear Stearns
				11/13/00	 8,500	 6.3658	Bear Stearns

Amster Trading 		06/02/98	   588	19.0199	Everen Securities
Company			06/18/98	15,000	18.7333	Everen Securities
				06/19/98	 1,000	18.8125	Everen Securities
				06/22/98	 5,000	18.6875	Everen Securities
				07/24/98	37,800	16.1265	Everen Securities
				08/07/98	 5,000	14.70		Everen Securities
				04/15/99	17,000	 9.4255	Everen Securities
				04/16/99	12,500	 9.3925	Everen Securities
				12/20/99	 2,700	13.375 value**Payment in kind
				01/25/00	 8,000	13.3046	Friedman, Billings
				01/27/00	 7,600	13.5427	First Union Sec
				06/30/00	31,218	 8.59375 value**Payment in kind
				10/10/00	26,300	 4.8518	Bear Stearns


Amster Trading 		02/11/98	    87	29.2763	Everen Securities
Company Charitable	03/02/98	19,000	21.1975	Everen Securities
Remainder Unitrusts	05/15/98	13,100	19.7165	Everen Securities
				06/02/98	11,793	19.0199	Everen Securities
				06/05/98	39,963	19.25		Everen Securities
				06/23/98	 5,000	18.90625	Everen Securities
				07/24/98	 3,600	16.1265	Everen Securities
				08/08/00	12,600	 8.6386	First Union Sec
				08/17/00	10,000	 8.0625	First Union Sec

Howard Amster & Tamra	05/15/98	   853	19.7165	Everen Securities
F. Gould Charitable	06/05/98	12,500	19.25		Everen Securities
Remainder Unitrust	01/27/00	 5,000	13.5427	First Union Sec
				01/28/00	 3,300	13.4111	First Union Sec
				04/14/00	 5,000	11.875	Friedman,Billings
				04/14/00	 5,000	11.125	First Union Sec

Howard M Amster		07/24/98	11,500	16.1265	Everen Securities
Charitable Remainder	08/27/98	 6,800	 9.3047	Everen Securities
Unitrust

Howard Amster and		07/23/98	20,800	17.0868	Everen Securities
Tamra F. Gould as		01/20/00	 2,500	13.125	First Union Sec
tenants in common 	01/25/00	 7,500	13.375	First Union Sec

Tamra F. Gould		02/11/98	    89	29.2763	Everen Securities
				07/24/98	10,000	16.1265	Everen Securities
				10/10/00	25,000	 4.8518	Bear Stearns

Gould Trading Company	02/11/98	    89	29.2763	Everen Securities
				06/02/98	10,000	19.0199	Everen Securities
				06/03/98	10,000	18.9765	Everen Securities
				06/19/98	 5,000	18.71875	Everen Securities
				07/21/98	 9,500	17.50		Everen Securities
				08/04/98	 2,000	15.00		Everen Securities


Pleasant Lake Apts 	07/08/98	 5,100	19.5625	Everen Securities
Limited Partnership	04/16/99	 5,000	 9.50		Everen Securities
				08/08/00	10,000	 8.6386	Bear Stearns

Ramat Securities Ltd	06/02/98	 3,200	18.9375	Bear Stearns
				08/17/98	 5,000	15.125	Bear Stearns
				09/01/98	 3,000	 9.625	Bear Stearns
				09/01/98	 5,000	 9.7187	Bear Stearns
				02/08/00	   800	13.4375	Bear Stearns
				04/25/00	 5,000	12.003	Bear Stearns
				10/10/00	10,000	 4.864	Bear Stearns
				10/10/00	 4,000	 4.8518	Bear Stearns
				10/12/00	16,500	 4.9715	Bear Stearns
				10/13/00	16,000	 4.4352	Bear Stearns
				10/24/00	 4,500	 7.2465	Bear Stearns






Item 6.	Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships with respect to securities of the issuer with any person except as set forth in items 2, 3, 5 above.

Item 7.		Material to be filed as exhibits.

	Agreement between Howard Amster and Tamra F. Gould concerning this Schedule 13D.

Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.

Date 11/15/00

Howard Amster

Amster Trading Company

William Costaras, Trustee
Amster Trading Company
Charitable Remainder Unitrusts

William Costaras, Trustee
Howard Amster & Tamra F. Gould
Charitable Remainder Unitrust

William Costaras, Trustee
Howard M Amster Charitable
Remainder Unitrust

Howard Amster & Tamra F. Gould
As Tenants In Common

Tamra F. Gould

Gould Trading Company

Pleasant Lake Apts. Corp

Pleasant Lake Apts.
Limited Partnership

Ramat Securities Ltd











EXHIBIT


			AGREEMENT


Howard Amster and Tamra F. Gould hereby agree that the Schedule 13D to which this Agreement is attached as an exhibit is filed on behalf of each of them.


Date	11/15/00			Howard Amster



					Tamra F. Gould